UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 12, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2008 Preliminary results – a year of sound progress”, dated February 12, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 12, 2009	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Smith & Nephew 2008 Preliminary results – a year of sound progress

12 February 2009

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter ended 31 December 2008.

	3 months* to			12 months to
	31 Dec 2008 $m	31 Dec 2007 $m	Underlying increase %	31 Dec 2008 $m	31 Dec 2007 $m	Underlying increase %
Revenue	960	967	7	3,801	3,369	6
Trading profit[2]	222	222	8	776	706	6
Operating profit2 5	179	150		630	493
Trading margin (%)	23.2	23.1		20.4	21.0
EPSA (cents)[3]	16.6	16.6		55.6	52.0
EPS (cents)[5]	13.3	10.4		42.6	34.2
Business Unit revenue[1]
Orthopaedics	550	550	6	2,158	1,858	5
Endoscopy	206	201	9	800	732	8
Advanced Wound Management	204	216	7	843	779	7

*	Q4 2008 comprises 63 trading days (2007 - 61 trading days)

Q4 Commentary

•	Underlying Group revenue grew by 7%

•	Orthopaedics revenues increased by 6%, reflecting a strong US performance

•	Endoscopy delivered another good result growing revenues by 9%

•	Advanced Wound Management grew revenues by 7%, driven by a strong European and rest of the world performance

•	Trading margin of 23.2%, marginally up on last year, impacted by NPWT investment, Plus and compliance costs

•	EPSA was maintained at 16.6¢

News

Full Year Highlights

•	Group reported revenue up 13% to $3.8 billion, underlying growth of 6%

•	Trading profit up 10% to $776 million, up 6% underlying

•	EPSA increased 7% to 55.6¢

•	Orthopaedics revenues grew at 5% (8% excluding Plus impact4)

•	Endoscopy finished the year with 8% growth. Our actions leading to an improving US performance trend

•	Advanced Wound Management, at 7% growth, delivered its best growth performance for 5 years

•	Trading margin at 20.4%, masking the longer term operating efficiency improvements we have made to our businesses

•	Second interim dividend up 10% to 8.12¢ per share

Commenting on the full year, David Illingworth, Chief Executive of Smith & Nephew, said:

“We finished the year in a positive frame of mind. We grew underlying sales for the year by 6%, with a similar increase in trading profit. All of our businesses reported underlying sales growth. These achievements are particularly notable against the backdrop of the slowdown in the global economy and a number of industry-wide and company specific issues.

We remain alert to any changes in the near-term outlook in our businesses and believe that our company-wide Earnings Improvement Programme, which we started two years ago, gives us a head start in dealing with any tougher operating climate.

We are focused on extending our track record of delivering innovative products, bringing clinical benefits to patients and economic benefits to healthcare providers. We put our customers first, listen to their needs and deliver on our promises. The Board has continued its policy of increasing, by 10%, the dividend which is declared in US dollars, creating a significant additional benefit for sterling-based shareholders. I am confident we will continue to deliver sustainable long-term growth for our shareholders.”

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter results will be held at 9.00am GMT/4.00am EST today, Thursday 12 February. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q408. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 8322 2048 in the UK or +1 866 432 7175 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference details.

Notes

[1]

Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

[2]

A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions.

[3]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation and impairment of acquisition intangibles, legal settlement (in 2007) and taxation thereon. See note 2 to the financial statements.

[4]	Adjusted for the impact of Plus sales lost following the harmonisation of sales practices in parts of Europe.

[5]

Operating profit and earnings per share for the comparative 3 months and 12 months ended 31 December 2007 have been adjusted for the finalisation of IFRS 3 acquisition accounting for Plus. See note 12 to the financial statements.

[6]	All numbers given are for the quarter ended 31 December 2008 unless stated otherwise.

Enquiries

Investors
Liz Hewitt	+44(0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44(0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1(212) 333 3810
Brunswick – New York

Full Year Results

Smith & Nephew increased reported revenues by 13% to $3,801 million compared to last year, an underlying sales growth of 6% and a similar increase in trading profit. All of our businesses reported underlying sales growth for the year. These notable achievements were against the backdrop of the slowdown in the global economy and a number of industry-wide and company specific issues.

In May 2008, we announced that we had uncovered unacceptable selling practices in the former Plus Orthopedics Holding AG (“Plus”) businesses and anticipated that harmonising these sales practices would reduce revenues by about $100 million in a full year. During 2008 we estimate we lost $64 million of sales due to these issues and we are now reducing our full year lost sales guidance to around $80 million, reflecting the trading patterns to date. In January 2009 we announced that we had achieved agreement with the vendors of Plus to reduce the total original purchase price by CHF 159 million from CHF 1,086 million ($889 million at the then prevailing exchange rates) and release them from substantially all of their warranties. We believe the strategic logic behind the acquisition remains intact and, with this settlement behind us, we anticipate a better year in Europe in 2009.

During the year, in Orthopaedic Reconstruction, our knee franchise performed strongly driven by the new JOURNEY ¯ Active Knee Solutions and LEGION¯ Total Knee System family of products. In hips, the BIRMINGHAM HIP¯ Resurfacing System (“BHR¯”) again grew in the US, with the steep early adoption growth curve flattening to a more normal growth path in the second half. In the US, Reconstruction grew revenues by 9%. Europe was significantly impacted by the Plus issues, and but for this, would have grown by 5%.

Structurally, we formed a single Orthopaedics business by uniting our Reconstruction and Trauma businesses in July 2008, increasing the efficiency of our management and operational structure.

Orthopaedic Trauma grew by an annual rate of 4% (9% excluding Plus impact), as the actions we took in the US on management structure and sales force incentivisation started improving our growth performance.

Clinical Therapies grew by 4% (8% excluding Plus), driven by sales growth from our EXOGEN 4000+¯ Ultrasound Bone Healing System and DUROLANE® Hyaluronic Acid Stabilised Single Injection.

During the year we formed a dedicated Biologics business, bringing together the research programmes and skills from across our Group, focusing on advanced, locally delivered biological therapies to promote healing and pain relief.

Endoscopy grew by 8%, reflecting another strong performance in Europe and the rest of the world. In the US, we have taken actions to reinvigorate our sales performance and drive further growth from our portfolio of leading products. This initiative which gained momentum throughout the year, particularly in the repair segment of arthroscopy, will continue into 2009.

Advanced Wound Management grew by 7%, its best growth performance in the last five years. Within Infection Management and Exudate Management our growth was driven by the extension of our ALLEVYN¯ brand to new products. This underpinned a strong performance across Europe, our largest market. We launched our Negative Pressure Wound Therapy (“NPWT”) products in March 2008, and with an expanded range of products to introduce, we believe we are well positioned to grow this segment strongly. This area is the subject of litigation and we will continue to defend our intellectual property position vigorously to the benefit of customer choice. The US wound care market, where performance this year has been mixed, is the largest healthcare market in the world and will be a significant focus for 2009.

Underlying trading profit for the year was up 6% to $776 million with a trading margin of 20.4%, slightly below the 21.0% achieved last year, due to consolidating the lower margin Plus revenues and lost sales, our investment in the NPWT opportunity and approximately $30 million of additional compliance costs. These cost pressures have been largely offset by the benefits from our Earnings Improvement Programme (“EIP”), where our initiatives are progressing well both in their planning and execution.

The net interest charge for the year was $66 million. The tax charge was $187 million including tax on adjusting items. The effective tax rate for the year was 30.6% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles.

Adjusted attributable profit of $493 million is before the costs of restructuring and rationalisation, acquisition related costs, amortisation and impairment of acquisition intangibles and taxation thereon. Attributable profit was $377 million.

EPSA rose by 7% to 55.6¢ (278.0¢ per ADS). Reported basic earnings per share was 42.6¢ (213.0¢ per ADS).

A second interim dividend for 2008 of 8.12 US cents per ordinary share, an increase of 10%, has been declared by the Board. The Group purchased 16 million of its own shares during the year at a cost of $193 million. In the light of current conditions in the financial markets we decided in September 2008 to suspend our share buyback programme.

We are a cash generative business, with trading cash flow of $612 million compared with $602 million a year ago (trading cash flow is defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation costs). This is a trading profit to cash conversion ratio of 79% compared with 85% in 2007. We have reduced our net borrowings from a reported peak of $1,505 million at the end of June 2008 to $1,332 million at the year end and our principal loan facility of $2.5 billion runs until May 2012.

Fourth Quarter Results

We generated revenues of $960 million, up 7% underlying on the same period last year, after adjusting for movements in currency of 8%. We also benefited from an additional two days of trading compared to the prior year which added an estimated 2% to the Group’s growth rate.

Trading profit in the quarter was $222 million, representing underlying growth of 8%. The Group trading margin was 23.2%, compared to 23.1%.

Within amortisation and impairment of acquisition intangibles the Group has taken a $14 million impairment charge against the intangible assets acquired as part of the purchase of OsteoBiologics Inc., due to a delay in product commercialisation.

The tax charge was 28.3%, resulting from the lowering of our estimated full year effective tax rate on profit before restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles following recent settlements. Attributable profit before the costs of restructuring and rationalisation, acquisition related costs and amortisation and impairment of acquisition intangibles and taxation thereon was $147 million.

Adjusted earnings per share was unchanged on the prior year at 16.6¢ (83.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 13.3¢ (66.5¢ per ADS) compared with 10.4¢ (52.0¢ per ADS) in 2007.

Trading cash flow was $159 million in the quarter reflecting a trading profit to cash conversion rate of 72%.

Net debt decreased in the quarter to $1,332 million.

Orthopaedics

Our Orthopaedics business (Reconstruction, Trauma and Clinical Therapies) reported revenues of $550 million in the quarter, an underlying increase of 6%, reflecting double digit growth in our US Reconstruction and Trauma franchises.

In the US, Orthopaedics grew by 10% to $304 million, in Europe -2%, (7% excluding Plus impact) and 11% in the rest of the world.

Orthopaedic Reconstruction grew revenues at 7%, compared to the market rate of 6%. Excluding the Plus impact, revenues grew at 10%. Our US business had a stronger quarter growing revenues by 12%, with strong knee growth and an improved performance in hips. European growth continues to be impacted by Plus lost sales.

Global hip growth was 5%, encompassing a good performance across our whole range and particularly the R3¯ Acetabular System, SYNERGY¯ Hip Stem and ANTHOLOGY¯ Hip System. In the US, our BIRMINGHAM HIP Resurfacing System again grew, and it is now an established component of our core hip portfolio.

Our global knee growth momentum continued at 9%, driven by strong growth in LEGION¯ Total Knee System and JOURNEY¯ DEUCE¯ Bi-compartmental Knee System.

Orthopaedic Trauma increased revenues by 6% to $107 million (10% excluding Plus impact). Our US business continued its improved performance with growth of 13%, which benefited from the extra sales days and a large military order. In terms of products, TRIGEN¯ INTERTAN¯ Intramedullary Nail System and PERI-LOC¯ VLP Variable Angle Locked Plating System grew well.

Clinical Therapies revenues were $67 million, flat against a strong comparative period (5% excluding Plus impact) and continued pricing pressure on SUPARTZ® Joint Fluid Therapy.

In the former Plus businesses revenues were reduced by an estimated $17 million in aggregate across all of Orthopaedics, and trading profits by $9 million, due to lost sales.

Orthopaedics trading margin in the quarter was 23.2%, compared to 23.8% in 2007. This decrease reflects the ongoing margin impact of Plus lost sales and increased compliance costs offsetting the operational improvements we have been making.

Endoscopy

Endoscopy revenues increased to $206 million growing by 9% on an underlying basis.

US revenues grew by 5%, Europe returned to double digit growth at 12% and the rest of the world delivered 16%.

Globally arthroscopy grew at 10%, driven by another strong performance in repair products and an improved contribution from resection. We continue to introduce innovative products to these businesses, such as the bioabsorbable BIOSURE HA¯ Interference Screw and DYONICS¯ 5.5mm BONECUTTER ELECTROBLADE¯ Resector. Globally, Visualisation growth was 7%, as US hospitals reduced or deferred capital purchases.

The Endoscopy trading margin was 25.6%, an increase of 150 basis points on the prior year. This reflects a positive product and geographic mix effect and compensating cost control for the higher than normal litigation and business development expenses incurred earlier in the year.

Advanced Wound Management

Advanced Wound Management out performed the market growth rate of 5%, growing revenues by 7% to $204 million. Europe, our largest market, and the rest of the world again produced good results with growth of 9% and 11% respectively. This was offset by a weaker performance in the US where revenues were down 3%, impacted by wholesale distributors reducing stock.

Exudate Management, principally our ALLEVYN¯ brand, grew by 2%, primarily due to double digit growth outside the US. The Infection Management product range grew 13%.

We continue to make significant investment in NPWT, building our base of installed pumps and disposable sales. We will be launching our RENASYS¯ pump range later in the first quarter of 2009 and have entered the foam dressing market.

Advanced Wound Management achieved a trading margin of 20.6%, an increase on last year (20.3%). We recently installed the first plant and equipment in our new Chinese factory.

Outlook

The long-term demand fundamentals of our sector continue to be favourable, regardless of the current slowdown in the global economy.

The global orthopaedic reconstruction market exited 2008 at a growth rate of 6%. We believe our Orthopaedic Reconstruction business is well positioned and we expect continued strength from our strong knee portfolio together with a balanced contribution from across our hip range. In Orthopaedic Trauma, we will continue our focus on achieving a sustainable market growth rate during 2009. We continue to believe that our Endoscopy business, particularly capital sales, is the most likely to be impacted by the macro economy. In Advanced Wound Management we are concentrating on delivering an improved US performance and an increasing NPWT contribution as our product range continues to be enhanced.

We are focused on extending our track record of delivering innovative products, bringing clinical benefits to patients and economic benefits to healthcare providers. Through our EIP we are continuing the development of the processes and systems designed to deliver our innovation and customer service efficiently, underpinning our target of an annualised 2010 trading margin exit rate of 24.5%. We are confident that by executing these priorities we will continue to deliver sustainable long-term growth for our shareholders.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2008 were $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

¯ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SUPARTZ® is a trademark of Seikagaku Corporation.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the 3 months and year ended 31 December 2008

3 Months 2007 (B)	3 Months 2008		Notes	Year Ended 2008	Year Ended 2007 (B)
$m	$m			$m	$m
967	960	Revenue	3	3,801	3,369
(293)	(262)	Cost of goods sold		(1,077)	(994)

674	698	Gross profit		2,724	2,375
(482)	(482)	Selling, general and administrative expenses		(1,942)	(1,740)
(42)	(37)	Research and development expenses		(152)	(142)

150	179	Operating profit	4	630	493
2	—	Interest receivable		5	10
(18)	(17)	Interest payable		(71)	(40)
3	—	Other finance (costs)/income		(1)	6
—	—	Share of results of associates		1	—

137	162	Profit before taxation		564	469
(43)	(45)	Taxation	9	(187)	(153)

94	117	Attributable pro fit (A)		377	316

		Earnings per share (A)	2
10.4 ¢	13.3 ¢	Basic		42.6 ¢	34.2 ¢
10.4 ¢	13.3 ¢	Diluted		42.4 ¢	34.1 ¢

Unaudited Group Statement of Recognised Income & Expense for the 3 months and year ended 31 December 2008

3 Months 2007 (B)	3 Months 2008		Year Ended 2008	Year Ended 2007 (B)
$m	$m		$m	$m
7	(58)	Translation adjustments	(99)	47
(2)	(14)	Net gains/(losses) on cash flow hedges	4	(14)
(66)	(199)	Actuarial losses on defined benefit pension plans	(215)	(22)
22	70	Taxation on items taken directly to equity	71	8

(39)	(201)	Net (expense)/income recognised directly in equity	(239)	19
94	117	Attributable profit	377	316

55	(84)	Total recognised income and expense (A)	138	335

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
B	As adjusted for the final fair value adjustments relating to the Plus acquisition – see Note 12.

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Group Balance Sheet as at 31 December 2008

	Notes	2008	2007 (B)
		$m	$m
ASSETS
Non-current assets
Property, plant and equipment		725	742
Goodwill		1,189	1,225
Intangible assets		376	419
Investments		7	9
Investment in associates		12	11
Deferred tax assets		214	136

		2,523	2,542
Current assets
Inventories		879	834
Trade and other receivables		961	915
Cash and bank		145	170

		1,985	1,919

TOTAL ASSETS		4,508	4,461

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital		190	190
Share premium account		375	356
Treasury shares		(823)	(637)
Accumulated profits and other reserves		1,957	1,907

Total equity	14	1,699	1,816

Non-current liabilities
Long-term borrowings		1,358	36
Retirement benefit obligation		350	184
Other payables due after one year		36	47
Provisions due after one year		51	33
Deferred tax liabilities		46	57

		1,841	357
Current liabilities
Bank overdrafts and loans due within one year		115	1,442
Trade and other payables		607	562
Provisions due within one year		54	80
Current tax payable		192	204

		968	2,288

Total liabilities		2,809	2,645

TOTAL EQUITY AND LIABILITIES		4,508	4,461

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and year ended 31 December 2008

3 Months 2007 (B)	3 Months 2008		Year Ended 2008	Year Ended 2007 (B)
$m	$m		$m	$m
		Net cash inflow from operating activities
137	162	Profit before taxation	564	469
16	17	Net interest payable	66	30
74	93	Depreciation, amortisation and impairment	287	237
20	—	Utilisation of Plus inventory stepped-up on acquisition	15	64
4	7	Share based payment expense	24	23
—	—	Share of results of associates	(1)	—
(29)	(45)	Movement in working capital and provisions	(140)	(130)

222	234	Cash generated from operations (C)	815	693
(16)	(17)	Net interest paid	(63)	(30)
(57)	(44)	Income taxes paid	(186)	(225)

149	173	Net cash inflow from operating activities	566	438

		Cash flows from investing activities
(44)	(3)	Acquisitions (2007: Net of $18 million of cash acquired with Plus)	(16)	(781)
(55)	(91)	Capital expenditure	(289)	(194)

(99)	(94)	Net cash used in investing activities	(305)	(975)

50	79	Cash flow before financing activities	261	(537)

		Cash flows from financing activities
7	2	Proceeds from issue of ordinary share capital	19	28
(42)	(43)	Equity dividends paid	(109)	(105)
200	(33)	Cash movements in borrowings	31	1,078
(164)	—	Purchase of treasury shares	(193)	(640)
—	2	Proceeds from own shares	4	—
(4)	12	Settlement of currency swaps	5	(14)

(3)	(60)	Net cash (used in)/from financing activities	(243)	347

47	19	Net increase/(decrease) in cash and cash equivalents	18	(190)
59	109	Cash and cash equivalents at beginning of period	109	291
3	(6)	Exchange adjustments	(5)	8

109	122	Cash and cash equivalents at end of period (D)	122	109

C	After $10 million (2007 – a net $1 million) unreimbursed by insurers relating to macrotextured knee revisions, $48 million (2007 – $33 million) of acquisition related costs and $28 million (2007 – $39 million) of outgoings on restructuring and rationalisation costs in the year and in 2007 a legal settlement of $30 million.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $23 million (2007 – $61 million).

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

1.	The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2007. These policies will not significantly differ from those that will be used in the Group’s financial statements for the year ended 31 December 2008. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2007, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2008 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 886 million (2007 – 923 million). The diluted weighted average number of ordinary shares in issue is 890 million (2007 – 928 million).

3 Months 2007		3 Months 2008			Notes	Year Ended 2008		Year Ended 2007
$m		$m				$m		$m
94		117		Attributable profit		377		316
				Adjustments:
15		9		Restructuring and rationalisation costs	5	34		42
46		13		Acquisition related costs	6	61		111
—		—		Legal settlement	7	—		30
11		21		Amortisation and impairment of acquisition intangibles	13	51		30
(16)		(13)		Taxation on excluded items		(30)		(49)

150		147		Adjusted attributable profit		493		480

16.6	¢	16.6	¢	Adjusted earnings per share		55.6	¢	52.0	¢
16.4	¢	16.6	¢	Adjusted diluted earnings per share		55.4	¢	51.7	¢

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

3.	Revenue by segment for the three months and year to 31 December 2008 was as follows:

3 Months 2007	3 Months 2008		Year Ended 2008	Year Ended 2007	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	Year
		Revenue by business segment
550	550	Orthopaedics	2,158	1,858	6	5
201	206	Endoscopy	800	732	9	8
216	204	Advanced Wound Management	843	779	7	7

967	960		3,801	3,369	7	6

		Revenue by geographic market
418	449	United States	1,657	1,550	8	6
359	331	Europe (E)	1,398	1,177	4	3
190	180	Africa, Asia, Australasia & Other America	746	642	12	13

967	960		3,801	3,369	7	6

E	Includes United Kingdom twelve months revenue of $321 million (2007 – $309 million) and three months revenue of $77 million (2007 – $90 million).

The Reconstruction and Trauma and Clinical Therapies segments reported separately in the annual accounts of the Group for the year ended 31 December 2007 are now combined into a single reporting segment named Orthopaedics. This reflects the unification of the management reporting structure for these businesses that was announced earlier in the year. Revenue, trading profit and operating profit comparative figures have consequently been restated.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. For business combinations completed in the prior year, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
Year
Orthopaedics	16	(2)	(9)	5
Endoscopy	9	(1)	—	8
Advanced Wound Management	8	(1)	—	7

	13	(2)	(5)	6

3 Months
Orthopaedics	—	6	—	6
Endoscopy	2	7	—	9
Advanced Wound Management	(6)	13	—	7

	(1)	8	—	7

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2007	3 Months 2008		Notes	Year Ended 2008	Year Ended 2007
$m	$m			$m	$m
150	179	Operating profit		630	493
15	9	Restructuring and rationalisation costs	5	34	42
46	13	Acquisition related costs	6	61	111
—	—	Legal settlement	7	—	30
11	21	Amortisation and impairment of acquisition intangibles	13	51	30

222	222	Trading profit		776	706

Trading and operating profit by segment for the three months and year to 31 December 2008 were as follows:

		Trading Profit by business segment
130	127	Orthopaedics		481	423
48	53	Endoscopy		166	147
44	42	Advanced Wound Management		129	136

222	222			776	706

		Operating Profit by business segment
72	106	Orthopaedics		382	243
47	37	Endoscopy		146	141
31	36	Advanced Wound Management		102	109

150	179			630	493

5.	Restructuring and rationalisation costs comprise $34 million (2007 – $45 million) relating to the earnings improvement programme, mainly redundancy, consultancy and manufacturing rationalisation costs and in 2007 a release of $3 million relating to the write back of prior year’s provisions.

6.	Acquisition related costs comprise $46 million relating to Plus integration (2007 – $51 million), $15 million (2007 – $64 million) relating to the utilisation of the Plus inventory stepped-up to fair value on acquisition and in 2007 a release of $4 million relating to an over provision of bid related costs from 2006.

7.	The legal settlement of $30 million in 2007 relates to the civil settlement agreed with the US Department of Justice following an industry wide investigation.

8.	The cumulative number of revisions of the macrotextured knee product was 1,044 on 31 December 2008 compared with 1,040 at the end of Quarter Three 2008. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 997 revisions (Quarter Three 2008 – 994 settlements). $30 million of provision remains to cover future settlement costs.

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

9.	Taxation of $217 million (2007 – $202 million) for the year on the profit before restructuring and rationalisation costs, acquisition related costs, the legal settlement and amortisation and impairment of acquisition intangibles is at the full year effective rate of 30.6% (2007 – 29.6%). In 2008, a taxation benefit of $30 million (2007—$49 million) arose on restructuring and rationalisation costs, acquisition related costs, the legal settlement and amortisation and impairment of acquisition intangibles. Of the $187 million (2007 – $153 million) taxation charge for the year, $144 million (2007 – $114 million) relates to overseas taxation.

10.	The 2008 first interim dividend of $44 million being 4.96 US cents per ordinary share was paid on 7 November 2008. A second interim dividend for 2008 of 8.12 US cents per ordinary share has been declared by the Board and will be payable on 8 May 2009 to shareholders whose names appear on the register at the close of business on 17 April 2009. The Sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 15 April 2009. Shareholders may participate in the dividend re-investment plan.

11.	As at 31 December 2008, 68,240,200 (2007 – 51,955,000) ordinary shares had been purchased under the share buy back programme that commenced in February 2007. The cost of the shares purchased in 2008 was $193 million (2007 – $640 million).

12.	On 31 May 2007 the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF 1,086 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

At 31 December 2007 the cost of the Plus acquisition was allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. In 2008, fair value adjustments were revised to reflect improved knowledge of the Plus business. As a result of the final allocation of the purchase price that was completed by 31 May 2008 in accordance with the time line stipulated in IFRS 3 Business Combinations: goodwill was increased by $24 million, intangible assets were decreased by $27 million and other assets increased by $3 million. Accordingly the balance sheet as at 31 December 2007 has been adjusted. These fair value adjustments had a negligible affect on the income statement presented for the year to 31 December 2007.

In 2009 Smith & Nephew reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159 million from CHF1,086 million ($889 million at the then prevailing rates) paid in May 2007. As part of the agreement the parties have resolved their disputes on the contractual purchase price adjustments. In addition, Smith & Nephew is releasing the vendors from substantially all of their warranties, including those relating to taxation, under the original purchase agreement and has dropped all existing claims under the original warranties.

We have concluded that this is a non-adjusting post balance sheet event that will be recorded in Quarter One 2009. This event has no impact on the income statement.

13.	During Quarter Four 2008 the Group incurred a $14 million impairment charge against one of the intangible assets acquired as part of the purchase of OsteoBiologics Inc., in July 2006. This charge has been reported under the category of amortisation and impairment of acquisition intangibles within the selling, general and administrative expenses line in the income statement.

SMITH & NEPHEW plc

2008 QUARTER FOUR AND FULL YEAR RESULTS continued

NOTES

14.	The movement in total equity for the year was as follows:

	2008	2007
	$m	$m
Opening equity as at 1 January	1,816	2,174
Attributable profit	377	316
Equity dividends paid	(109)	(104)
Translation adjustments	(99)	47
Net gains/(losses) on cash flow hedges	4	(14)
Actuarial losses on defined benefit pension plans	(215)	(22)
Share based payment recognised in the income statement	24	23
Taxation on items taken directly to equity	71	8
Proceeds from own shares	4	—
Purchase of treasury shares	(193)	(640)
Issue of ordinary share capital	19	28

Closing total equity as at 31 December	1,699	1,816

15. Net debt as at 31 December 2008 comprises:
	2008	2007
	$m	$m
Cash and bank	145	170
Long-term borrowings	(1,358)	(36)
Bank overdrafts and loans due within one year	(115)	(1,442)
Net currency swap liabilities (F)	(4)	(2)

	(1,332)	(1,310)

The movements in the year were as follows:
Opening (net debt)/net cash as at 1 January	(1,310)	210
Cash flow before financing activities	261	(537)
New finance leases	—	(7)
Facility fee capitalised into borrowings	2	(6)
Debt and finance leases acquired with Plus	—	(181)
Proceeds from issue of ordinary share capital	19	28
Purchase of treasury shares	(193)	(640)
Proceeds from own shares	4	—
Equity dividends paid	(109)	(105)
Exchange adjustments	(6)	(72)

Closing net debt	(1,332)	(1,310)

F	Net currency swap liabilities of $4 million (2007 – $2 million) comprise of derivatives which are included within trade and other payables.